Exhibit 99.1
SEANERGY MARITIME HOLDINGS CORP. ANNOUNCES
PRICING OF ITS $30 MILLION COMMON STOCK OFFERING
January 29, 2010 — Athens, Greece — Seanergy Maritime Holdings Corp. (the “Company”) (NASDAQ: SHIP; SHIP.W) today announced that it has priced its public offering of 20,833,333 shares of common stock. The Company has granted the representatives of the underwriters a 45-day option to purchase up to an additional 3,125,000 shares of common stock to cover over-allotments. The shares were offered to the public at $1.20 per share. Four of the Company’s major shareholders affiliated with the Restis Group have committed to purchase an additional 4,166,667 shares of common stock directly from the Company at the public offering price. The offering is expected to settle and close on February 3, 2010, subject to customary closing conditions. Net proceeds from the offering are expected to be used in conjunction with cash from operations and financing to be obtained from the Company’s bank to purchase a new vessel.
Maxim Group LLC and Rodman & Renshaw, LLC, a subsidiary of Rodman & Renshaw Capital Group, Inc. (Nasdaq: RODM) are acting as the joint book-running managers and Chardan Capital Markets, LLC is acting as co-manager for the offering. The offering will be made only by means of a prospectus, copies of which may be obtained from Maxim Group LLC, 405 Lexington Avenue, New York, NY 10174, or by calling 800-724-0761 or Rodman & Renshaw, LLC, 1251 Avenue of the Americas, New York, NY 10020, or by calling 212-430-1710.
This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.
About Seanergy Maritime Holdings Corp.
Seanergy Maritime Holdings Corp., the successor to Seanergy Maritime Corp., is a Marshall Islands corporation with its executive offices in Athens, Greece. The Company is engaged in the transportation of dry bulk cargoes through the ownership and operation of dry bulk carriers.
The Company’s initial fleet was comprised of two Panamax, two Supramax and two Handysize dry bulk carriers which Seanergy purchased and took delivery of the ships in the third and fourth quarters of 2008 from companies associated with members of the Restis family. In August 2009, the Company acquired a controlling interest in Bulk Energy Transport (Holdings) Limited (“BET”) which owns five drybulk carriers, four Capesize and one Panamax.
As a result, the Company’s current controlled fleet (excluding the vessel to be acquired with the net proceeds of the offering) includes 11 drybulk carriers (4 Capesize, 3 Panamax, 2 Supramax and 2 Handysize vessels) with a total carrying capacity of 1,043,296 dwt and an average age of 14 years.
The Company’s common stock and warrants trade on the NASDAQ Global Market under the symbols SHIP and SHIP.W, respectively.

Forward-Looking Statements
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that such expectations will prove to have been correct, these statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the scope and timing of SEC and other regulatory agency review, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company’s filings can be obtained free of charge on the SEC’s website at www.sec.gov. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.
For further information please contact:
Seanergy Maritime Holdings Corp.
Dale Ploughman
Chief Executive Officer
Tel: +30 210 9638461
E-mail: ir@seanergymaritime.com
Investor Relations / Media
Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1536
New York, NY 10169
Tel. (212) 661-7566E-mail: seanergy@capitallink.com